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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                  FILING NO. 1 FOR THE MONTH OF SEPTEMBER, 2002




                              VISIBLE GENETICS INC.
                    -----------------------------------------
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
         --------------------------------------------------------------
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X Form 40-F
                                     ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes    No X
                                      ---   ---

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                              VISIBLE GENETICS INC.

                  On or about September 9, 2002, we mailed to our shareholders a Letter to Shareholders, Notice of Special Meeting of Shareholders, Management Information Circular and Proxy Statement, each dated September 4, 2002, and Proxy Card.



Exhibit 1.   Letter to Shareholders, dated September 4, 2002

Exhibit 2.   Notice of Special Meeting of Shareholders, dated September 4, 2002

Exhibit 3. Management Information Circular and Proxy Statement, dated September 4, 2002

Exhibit 4.   Form of Proxy



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                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            VISIBLE GENETICS INC.


Date: September 9, 2002                     By: /s/ THOMAS J. CLARKE
                                                -------------------------------
                                                Name:  Thomas J. Clarke
                                                Title: Chief Financial Officer